Exhibit (n)(6)

ALLIANZ FUNDS

FIFTH AMENDED AND RESTATED MULTI-CLASS PLAN

Pursuant to Rule 18f-3 under the Investment Company Act of 1940

Effective Date March 5, 1998

as amended and restated

September 19, 2001,

December 5, 2002,

October 7, 2003,

September 8, 2004, and

December 3, 2007.

WHEREAS, the Board of Trustees of Allianz Funds (formerly, PIMCO Funds: Multi-Manager Series) (the “Trust”) has adopted the Amended and Restated Multi-Class Plan (the “Plan”) of the Trust under which the Trust may offer multiple classes of shares of its now existing and hereafter created series pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Board of Trustees of the Trust previously further amended and restated the Plan in order to, among other things, add additional share classes and modify certain characteristics of Class B shares and to make related changes to the exchange privilege in connection therewith;

WHEREAS, the Board of Trustees of the Trust previously further amended the Plan in order to revise the exchange privilege to contemplate exchanges for shares of certain “interval funds”;

WHEREAS, the Board of Trustees of the Trust desires to further amend and restate the Plan as set forth herein; and

WHEREAS, a majority of the Trustees of the Trust and a majority of the Trustees who are not interested persons of the Trust (“Independent Trustees”) have found the Plan, as proposed, to be in the best interests of each class of shares of the Trust individually and the Trust as a whole;

NOW, THEREFORE, the Trust hereby approves and adopts the following Fifth Amended and Restated Multi-Class Plan pursuant to Rule 18f-3 under the 1940 Act.

1.	FEATURES OF THE CLASSES

Each now existing and hereafter created series (each a “Fund”) of the Trust is authorized to issue from time to time its shares of beneficial interest in seven classes: Class A shares, Class B shares, Class C shares, Class D shares, Class R shares, Institutional Class shares and Administrative Class shares. Each class is subject to such investment minimums and other conditions of eligibility as are set forth in the Trust’s prospectus(es) as from time to time in effect (together with the Trust’s statement(s) of additional information and shareholders’ guide(s) as from time to time in effect, the “Prospectus”). Each Fund may offer such classes of shares to such classes of persons as are set forth in the Prospectus.

Shares of each class of a Fund shall represent an equal pro rata interest in such Fund and, generally, shall have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (a) each class shall have a different designation; (b) each class shall bear any Class Expenses, as defined in Section 4 below; and (c) each class shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and shall have exclusive voting rights on any matter submitted to shareholders that relates solely to that class.

In addition, Class A, Class B, Class C, Class D, Class R, Institutional Class and Administrative Class shares shall have the features described in Sections 2, 3, 4 and 5 below. These features are subject to change, to the extent permitted by law and by the Fifth Amended and Restated Agreement and Declaration of Trust and the Fifth Amended and Restated By-laws of the Trust, each as from time to time amended, by action of the Board of Trustees of the Trust.

2.	SALES CHARGE STRUCTURE

(a) Initial Sales Charge. Class A shares of the Funds are offered at a public offering price that is equal to their net asset value (“NAV”) plus a sales charge of up to 5.50% of the public offering price (which maximum may be less for certain Funds, as described in the Prospectus). The sales charge on Class A shares is subject to reduction or waiver as permitted by Rule 22d-1 under the 1940 Act, as described in the Prospectus. For example, each Fund may waive the Class A sales charge for certain categories of investors, including current or retired officers, trustees, directors or employees of the Trust, and for current registered representatives and other full-time employees of participating brokers.

Class B, Class C, Class D, Class R, Institutional Class and Administrative Class shares of the Funds are offered at their NAV, without an initial sales charge.

(b) Contingent Deferred Sales Charge. A contingent deferred sales charge (a “CDSC”) may be imposed on Class A, Class B or Class C shares under certain circumstances. The Trust currently imposes a CDSC on redemptions of a particular class of shares of a Fund if the investor redeems an amount which causes the current value of the investor’s account for the Fund to fall below the total dollar amount of purchase payments subject to the CDSC, except that no CDSC is imposed if the shares redeemed have been acquired through the reinvestment of dividends or capital gains distributions or if the amount redeemed is derived from increases in the value of the account above the amount of purchase payments subject to a CDSC. In determining whether a CDSC is payable, it is assumed that the shareholder will redeem first the lot of shares which will incur the lowest CDSC. In determining whether an amount is available for redemption of a certain class without incurring a CDSC, the purchase payments made for all shares of that class in the investor’s account with the particular Fund are aggregated, and the current value of all such shares is aggregated. The method of calculating the CDSC is different from that described above for purchases of shares after December 31, 2001, as described in Section 2(c) below.

Purchases of Class A shares of each Fund of $1 million or more that are redeemed within eighteen months of their purchase are subject to a CDSC of 1%, except that the CDSC on Class A shares does not apply to an investor purchasing $1 million or more of a Fund’s Class A shares if such investor is otherwise eligible (i.e., without regard to the amount of the purchase) to purchase Class A shares of such Fund without any sales charge. The conditions for such eligibility, which may be revised from time to time, are set forth in the Prospectus.

Class B shares that are redeemed within 6 years from purchase are subject to a CDSC of up to 5% of the redemption amount to which the CDSC applies; such percentage declines, eventually to 0%, the longer the shares are held, as described in the Prospectus. As of December 1, 2007, purchases of Class B shares of the Trust are subject to a CDSC according to the following schedule, which is subject to change:

Years Since Purchase Payment was Made	Percentage CDSC
First	5
Second	4
Third	3
Fourth	3
Fifth	2
Sixth	1
Seventh and thereafter	0	*

*	After the seventh year, Class B shares purchased on or before December 31, 2001 or after September 30, 2004 convert into Class A shares as described below. Class B shares purchased after December 31, 2001 but before October 1, 2004 convert into Class A shares after the eighth year.

Notwithstanding the foregoing, Class B shares that are acquired in an exchange from a series of PIMCO Funds (“PIMS”), a registered investment company advised by Pacific Investment Management Company LLC, are subject to a CDSC payable at the rates and according to the schedule applicable to the PIMS shares exchanged, as disclosed in the applicable PIMS prospectuses and statement of additional information (the “PIMS Prospectus”). See Section 5, “Exchange Privileges.”

Class C shares are subject to a CDSC of 1% if redeemed within 1 year or eighteen months (depending on the Fund) after purchase. The applicable CDSC period for Class C shares of a Fund will be set forth in the Prospectus.

As permitted by Rule 6c-10 under the 1940 Act and as described in the Prospectus, the CDSC otherwise applicable to Class A, Class B and Class C shares is subject to reduction or waiver in connection with particular classes of transactions provided the conditions in Rule 22d-1 under the 1940 Act are satisfied.

Class D, Class R, Institutional Class and Administrative Class shares are not subject to a CDSC.

(c) Change to Manner of Calculation of CDSC. The manner of calculating the CDSC on Class B and Class C shares (and where applicable, Class A shares) purchased after December 31, 2001 is different from that described in Section 2(b) above. Under the revised calculation method, the following rules apply:

(1) shares acquired through the reinvestment of dividends or capital gains distributions will be redeemed first and will not be subject to any CDSC;

(2) for the redemption of all other shares, the CDSC will be based on either the shareholder’s original purchase price or the then current net asset value of the shares being sold, whichever is lower;

(3) CDSCs will be deducted from the proceeds of the shareholder’s redemption, not from amounts remaining in the shareholder’s account; and

(4) in determining whether a CDSC is payable, it is assumed that the shareholder will redeem first the lot of shares which will incur the lowest CDSC.

3.	SERVICE, DISTRIBUTION AND ADMINISTRATIVE FEES

(a) Service and Distribution Fees. Class A, Class B, Class C and Class R shares each pay Allianz Global Investors Distributors LLC (the “Distributor”) fees for services rendered and expenses borne in connection with personal services rendered to shareholders of the particular class and the maintenance of shareholder accounts (“Service Fees”). Class A, Class B, Class C and Class R shares of each Fund pay a Service Fee of up to 0.25% per annum of the average daily net assets of such Fund attributable to such class, as described in the Prospectus. In addition, Class B, Class C and Class R shares pay the Distributor fees in connection with the distribution of shares of that class (“Distribution Fees”). Class B and Class C shares of each Fund pay a Distribution Fee of up to 0.75% per annum of the average daily net assets of such Fund attributable to the particular class, as described in the Prospectus. Class R shares of each Fund pay a Distribution Fee of up to 0.25% per annum of the average daily net assets of such Fund attributable to Class R shares, as described in the Prospectus. Class A Service Fees and Class B, C and R Distribution and Service Fees (“12b-1 Fees”) are paid pursuant to separate plans adopted for each class pursuant to Rule 12b-1 under the 1940 Act.

The Trust has not adopted an administrative services plan or a distribution plan with respect to Class D shares of the Funds. However, the Trust’s Administration Agreement (see below), as it applies to Class D shares, has been adopted in conformity with the requirements of Rule 12b-1 to allow for payment of up to 0.25% per annum of the Class D administrative fees in reimbursement for expenses in respect of activities that may be deemed to be primarily intended to result in the sale of Class D shares.

The Trust has not adopted an administrative services plan or a distribution plan with respect to Institutional Class shares of the Funds. However, Institutional Class shares may be offered through certain brokers and financial intermediaries (“service agents”) that have established a shareholder servicing relationship with the Trust on behalf of their customers. The Trust pays no compensation to such entities. Service agents may impose additional or different conditions on the purchase or redemption of Institutional Class shares of the Funds and may charge transaction or account fees. Service agents are responsible for transmitting to their customers a schedule of any such fees and conditions.

The Trust has adopted an administrative services plan (the “Administrative Services Plan”) and a distribution plan (the “Administrative Distribution Plan”) with respect to the Administrative Class shares of the Funds. Each plan has been adopted in accordance with the requirements of Rule 12b-1 and will be administered accordingly, except that shareholders do not have the voting rights set forth in Rule 12b-1 with respect to the Administrative Services Plan. Under the terms of each plan, the Trust is permitted to reimburse, out of the Administrative Class assets of each Fund, in an amount up to 0.25% on an annual basis of the average daily net assets of that class, financial intermediaries that provide services in connection with the distribution of Administrative Class shares of the Funds (in the case of the Administrative Distribution Plan) or the administration of plans or programs that use Administrative Class shares of the Funds as their funding medium (in the case of the Administrative Services Plan), as described in the Prospectus. The same entity may not receive both distribution and administrative services fees with respect to the same Administrative Class assets but, with respect to separate assets, may receive fees under both the Administrative Services Plan and the Administrative Distribution Plan.

(b) Administrative Fees. Each class of shares of each Fund pays Allianz Global Investors Funds Management LLC, or any replacement or successor administrator (the “Administrator”), fees for administrative services (“Administrative Fees”) pursuant to an Administration Agreement with the Trust. Under the Administration Agreement, the Administrator provides or procures such services as custody, transfer agency, accounting, legal and printing services. The Administrative Fee rates payable by Class A, Class B, Class C, Class D, Class R, Administrative Class and Institutional Class shares are set forth in the Prospectus.

The Administrator or an affiliate may pay financial service firms, including broker-dealers and registered investment advisers, a portion of the Class D Administrative Fees in return for the firms’ services. The Administration Agreement includes a plan for Class D shares which has been adopted in conformity with the requirements set forth under Rule 12b-1 to allow for the payment of up to 0.25% per annum of the Class D Administrative Fees in reimbursement for expenses in respect of activities that may be deemed to be primarily intended to result in the sale of Class D shares.

4.	ALLOCATION OF INCOME AND EXPENSES

(a) Class A, Class B, Class C, Class R and Administrative Class shares pay the expenses associated with their different distribution and shareholder servicing arrangements. All classes pay their respective Administrative Fees. Each class of shares may, at the Trustees’ discretion, also pay a different share of other expenses (together with 12b-1 Fees, Administrative Class Fees and Administrative Fees, “Class Expenses”), not including advisory fees or other expenses related to the management of the Trust’s assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than other classes.

(b) The gross income of each Fund generally shall be allocated to each class on the basis of net assets. To the extent practicable, certain expenses (other than Class Expenses as defined above, which shall be allocated more specifically) shall be subtracted from the gross income on the basis of the net assets of each class of each Fund. These expenses include:

(1) Expenses incurred by the Trust (including, but not limited to, fees of Trustees, insurance and legal counsel) not attributable to a particular Fund or to a particular class of shares of a Fund (“Corporate Level Expenses”); and

(2) Expenses incurred by a Fund not attributable to any particular class of the Fund’s shares (for example, advisory fees, custodial fees, or other expenses relating to the management of the Fund’s assets) (“Fund Expenses”).

Expenses of a Fund shall be apportioned to each class of shares depending upon the nature of the expense item. Corporate Level Expenses and Fund Expenses shall be allocated among the classes of shares based on their relative net asset values in relation to the net asset value of the Trust. Approved Class Expenses shall be allocated to the particular class to which they are attributable. In addition, certain expenses may be allocated differently if their method of imposition changes. Thus, if a Class Expense can no longer be attributed to a class, it will be charged to a Fund for allocation among classes, as determined by the Board of Trustees. Any additional Class Expenses not specifically identified above which are subsequently identified and determined to be properly allocated to one class of shares shall not be so allocated until approved by the Board of Trustees of the Trust in light of the requirements of the 1940 Act and the Internal Revenue Code of 1986, as amended (the “Code”).

The Trust reserves the right to utilize any other appropriate method to allocate income and expenses among the classes, including those specified in Rule 18f-3(c)(1), provided that a majority of the Trustees and a majority of the Independent Trustees determine that the method is fair to the shareholders of each class and that the annualized rate of return of each class will generally differ from that of the other classes only by the expense differentials among the classes.

5.	EXCHANGE PRIVILEGES

Subject to any limitations or restrictions from time to time set forth in the Prospectus, shareholders may exchange shares of one class of a Fund at net asset value, without the imposition of any sales charge or CDSC, for shares of the same class offered by another Fund of the Trust or series of PIMS, or for shares of the same class or a substantially similar class of Allianz RCM Global EcoTrends Fund and any other current or future closed-end investment company operated in accordance with Rule 23c-3 under the 1940 Act (an “Interval Fund”) managed by Allianz Global Investors Fund Management LLC or its affiliates and approved by the Board of Trustees of the Trust, provided that the exchange is made in states where the securities being acquired are properly registered. Institutional Class shares of a Fund may be exchanged for Administrative Class shares offered by any other Fund or series of PIMS which offers such class of shares, or vice versa, provided that the Institutional Class or Administrative Class shareholder, as the case may be, meets the eligibility requirements of the class into which the shareholder seeks to exchange.

With respect to Class A, Class B and Class C shares subject to a CDSC, if less than all of an investment is exchanged out of a Fund, any portion of the investment exchanged will be from the lot of shares which would incur the lowest CDSC if such shares were being redeemed rather than exchanged.

Except as otherwise disclosed in the relevant Prospectus, subject to Section 2(b) hereof, shares that are received in an exchange will be subject to a CDSC (or any applicable early withdrawal charge in the case of shares received in an exchange for shares of an Interval Fund) to the same extent as the shares exchanged. For example, Class C shares received in exchange for Class C shares with a different CDSC period will have the same CDSC period as the shares exchanged.

6.	CONVERSION FEATURES

Class B shares of each Fund purchased on or before December 31, 2001 or after September 30, 2004 automatically convert to Class A shares of the same Fund after they have been held for 7 years, and thereafter are subject to the lower fees charged to Class A shares. Class B shares purchased after December 31, 2001 but before October 1, 2004 automatically convert to Class A shares of the same Fund after they have been held for 8 years. In this regard, if the Class A shareholders approve any material increase in expenses allocated to that class (including 12b-1 Fees) without the approval of the Class B shareholders, the Trust will establish a new class of shares, into which Class B shares would convert, on the same terms as those that applied to Class A shares before such increase.

Class B shares acquired in an exchange from a series of PIMS will convert into Class A shares at the same time as the original PIMS shares would have converted into Class A shares of the PIMS series.

“Class C Conversion Shares” (as defined below) will automatically convert to Class A shares of the same Fund on March 31, 2008, and thereafter will be subject to the lower fees charged to Class A shares. “Class C Conversion Shares” are (i) Class C shares purchased before July 1, 1991 and (ii) Class C shares ultimately obtained through exchanges or dividend/distribution reinvestments (see Section 7 below) from Class C shares purchased before July 1, 1991. For example, a Class C Conversion Share would include a share received as a distribution on a Class C share which in turn was received in exchange for a Class C share of a series of PIMS which was originally obtained in exchange for a Class C share purchased before July 1, 1991.

There are currently no other conversion features among the classes.

7.	DIVIDENDS/DISTRIBUTIONS

Each Fund pays out as dividends substantially all of its net investment income (which comes from dividends and interest it receives from its investments) and net realized short-term capital gains as described in the Prospectus.

All dividends and/or distributions will be paid in the form of additional shares of the class of shares of the Fund to which the dividends and/or distributions relate or, at the election of the shareholder, of another Fund or a series of PIMS at net asset value of such Fund or series, unless the shareholder elects to receive cash. Dividends paid by each Fund are calculated in the same manner and at the same time with respect to each class.

8.	WAIVER OR REIMBURSEMENT OF EXPENSES

Expenses may be waived or reimbursed by any adviser, sub-adviser, principal underwriter, or other provider of services to the Trust without the prior approval of the Trust’s Trustees.

9.	REDEMPTION FEES

Each Fund may impose a redemption fee (“Redemption Fee”) on redemptions and/or exchanges of the Fund’s shares. The Redemption Fee may be charged in an amount of up to 2% of the net asset value of the shares redeemed or exchanged, or such greater amount as may be permitted by applicable law. The Redemption Fee may be imposed on only certain types of redemptions and exchanges, such as redemptions and exchanges occurring within a certain time period of the acquisition of the relevant shares, and may be waived or reduced in certain circumstances. The Trustees are not required to impose the Redemption Fee on all Funds, nor must they impose the Redemption Fee on all share classes of any particular Fund. Similarly, the Redemption Fee rate may differ from Fund to Fund and, within a Fund, from share class to share class.

Amounts paid pursuant to the Redemption Fee will be paid to the relevant Fund and, unless otherwise approved by the Trustees, will be allocated among the Fund’s share classes in the same manner as the Fund allocates income.

10.	EFFECTIVENESS OF PLAN

This Plan shall not take effect until it has been approved by votes of a majority of both (a) the Trustees of the Trust and (b) the Independent Trustees. When this Plan takes effect, it shall supersede all previous plans of the Trust adopted pursuant to Rule 18f-3 under the 1940 Act.

11.	MATERIAL MODIFICATIONS

This Plan may not be amended to modify materially its terms unless such amendment is approved in the manner provided for initial approval hereof in section 10 above.

12.	LIMITATION OF LIABILITY

The Trustees of the Trust and the shareholders of each Fund shall not be liable for any obligations of the Trust or any Fund under this Plan, and the Administrator or any other person, in asserting any rights or claims under this Plan, shall look only to the assets and property of the Trust or such Funds in settlement of such rights or claims, and not to any Trustee or shareholder.